JMU Limited

No. 75, Building A8, 6F, North Guoquan Road 1688 Long

Yangpu District, Shanghai 200438

People’s Republic of China

August 29, 2017

VIA EDGAR

Ms. Kathleen Collins

Ms. Rebekah Lindsey

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	JMU Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed May 26, 2017

File No. 001-36896

Dear Ms. Collins and Ms. Lindsey:

The Company confirms its receipt of the comments contained in the letter dated July 11, 2017 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the Company’s Form 20-F for the fiscal year ended December 31, 2016 as well as the receipt of the Staff’s reminder dated August 25, 2017. The Company respectfully advises the Staff that the it will provide the response to the Staff’s comments by September 7, 2017.

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If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Will H. Cai of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4891 or email at will.cai@skadden.com or Guohao Zhao, the audit engagement partner at Ernst & Young Hua Ming LLP, by phone at (86) 021 2228-3173 or via email at fabius.zhao@cn.ey.com. Ernst & Young Hua Ming LLP. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Frank Zhigang Zhao
Frank Zhigang Zhao
Chief Financial Officer

cc:	Xiaoxia Zhu, Co-chairperson of the Board and Chief Executive Officer of JMU Limited

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Guohao Zhao, Partner, Ernst & Young Hua Ming LLP

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